

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2021

Keith L. Horn
Chief Executive Officer
Forest Road Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Forest Road Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 19, 2021**
> **File No. 333-253136**

Dear Mr. Horn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Consolidated Statement of Operations, page F-69

1.   We read your May 19, 2021 response to comment 4 from our May 13, 2021 comment letter. You report technology and development expense as a component of operating expenses that is separate from your cost of revenue. On page F-81, you state that the amounts classified as technology and development expenses represent "personnel-related expenses for employees and professional fees paid to consultants who create improvements to and maintain [y]our enterprise systems applications, hardware and software. Expenses also include payroll and related costs for employees involved in the research and development of new and existing products and services, enterprise technology hosting expenses, depreciation of enterprise technology-related assets, and equipment leases." Given that it appears that these costs may be associated with your

revenue-generating operations, please address each of the following:
- Tell us how you have defined "enterprise systems applications, hardware and software" and identify the activities within your business that these systems applications, hardware and software support.
- You indicate that technology and development includes research and development costs. You disclose on page F-81 that you incurred research and development expenses of $4.6 million, $4.6 million and $4.8 million in 2020, 2019 and 2018. Provide us with a breakdown of the nature of the other costs classified as technology and development and tell us how these costs were used in your business for each period presented in the filing.
- You disclose on page F-87 that you allocated depreciation expense of $21 million, $21 million and $25 million to technology and development for 2020, 2019 and 2018, respectively. Tell us how you determined that these amounts represented technology and development costs, rather than cost of revenue.

2. Your disclosure on page 199 states that you "built [your] digital platforms to engage with [y]our customers and deliver differentiated experiences" and that you "have also built a social commerce platform that organically increases [y]our customers, inspires participants to achieve their goals and generates cash flow that can be used to accelerate [y]our digital and international businesses." Please tell us the amounts of costs associated with the development and maintenance of your platforms that you have classified as cost of revenue for each period presented in the filing.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joshua Englard, Esq.